UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
———————
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

———————

VENTYX BIOSCIENCES, INC.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

92332V107
(CUSIP Number)

Somasundaram Subramaniam
New Science Ventures
500 West Putnam Avenue, Suite 400
Greenwich, CT 06830
(212) 688-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Leland S. Benton
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 739-3000

March 6, 2024
(Date of Event Which Requires Filing of this Statement)

———————

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92332V107	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS NSV Investments I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 5,004,071
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 5,004,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,004,071
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92332V107	13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS NSV Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 7,596,692
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 7,596,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,596,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92332V107	13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS NSV Partners III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 7,596,692
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 7,596,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,596,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92332V107	13D/A	Page 5 of 6 Pages

1	NAME OF REPORTING PERSONS Somasundaram Subramaniam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 8,439,635
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 8,439,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,439,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92332V107	13D/A	Page 6 of 6 Pages

This Amendment No. 9 (“Amendment No. 9”) amends the Statement of Beneficial Ownership on Schedule 13D jointly filed with the Securities and Exchange Commission (the “Commission”) by NSV Investments I, L.P., a Delaware limited partnership, NSV Partners III, L.P., a Delaware limited partnership, NSV Partners III GP, LLC, a Delaware limited liability company and Somasundaram Subramaniam, a United States citizen (collectively, the “Reporting Persons”), on October 29, 2021, and amended on September 21, 2022, December 16, 2022, December 30, 2022, March 2, 2023, March 22, 2023, April 6, 2023, July 11, 2023, and on July 19, 2023 (as amended, the “Schedule 13D”), with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Ventyx Biosciences, Inc. (the “Issuer”).  Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to include the following:

On March 6, 2024, Mr. Subramaniam and each of NSV Investments I, L.P., Partners, III, L.P., NSV Investments III, L.P., New Science Ventures, LLC, NSV Partners II, LLC, and NSV Investments II, L.P. (collectively, the “NSV Funds”) entered into a “lock-up” agreement (collectively, the “Lock-Up Agreements”) with Jefferies LLC, Piper Sandler & Co. and LifeSci Capital LLC. Pursuant to the terms of the Lock-Up Agreements, Mr. Subramaniam and the NSV Funds have agreed that they will not, during the period beginning on March 6, 2024 and continuing through the close of trading on the date that is two trading days immediately following the Issuer’s public release of earnings for its first quarter ending March 31, 2024 (the “Lock-up Period”), (i) sell or offer to sell any shares of Common Stock or securities convertible into or exercisable or exchangeable for the same, owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of the Common Stock or securities convertible into or exercisable or exchangeable for the same, (iii) make any demand for, or exercise any right with respect to, the registration under the Securities Act of 1933, as amended, of the offer and sale of any shares of Common Stock or securities convertible into or exercisable or exchangeable for the same, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration or (iv) publicly announce any intention to do any of the foregoing.

Such restrictions in the Lock-Up Agreements are subject to certain exceptions, including an exception that permits the NSV Funds to collectively transfer up to an aggregate of 1% of the shares of Common Stock outstanding at the time of such transfer as part of a distribution, transfer or other disposition by an NSV Fund to its respective stockholders, partners, members or other equity holders during the Lock-Up Period, provided no public disclosure or filing pursuant to Section 13 of the Exchange Act reporting a reduction in beneficial ownership of shares of Common Stock or Related Securities (as defined in the Lock-Up Agreements) in connection with such transfer shall be required, or made voluntarily, during the Lock-up Period, and any report under Section 16 of the Exchange Act reporting a change in beneficial ownership of shares of Common Stock or Related Securities during the Lock-up Period shall include a statement in such report to the effect that such transfer relates to the circumstances described in this paragraph.

The foregoing summary of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, copies of which are Exhibits H and I hereto and are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following exhibit:

Exhibit	Description

H	Form of Lock-Up Agreement for Mr. Subramaniam (incorporated by reference to Exhibit A of Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 7, 2024).
I	Form of Lock-Up Agreement for the NSV Funds.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2024

NSV Investments I, L.P.

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

NSV Partners III, L.P.

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

NSV Partners III GP, LLC

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

Somasundaram Subramaniam

By:	/s/ Somasundaram Subramaniam*
Name:	Somasundaram Subramaniam

*
This reporting person disclaims beneficial ownership of these reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit I

Lock-up Agreement for NSV Funds

March [•], 2024

Jefferies LLC
Piper Sandler & Co.
LifeSci Capital LLC
            As Placement Agents

c/o Jefferies LLC
520 Madison Avenue
New York, New York 10022

c/o Piper Sandler & Co.
800 Nicollet Mall, Suite 800
Minneapolis, Minnesota 55402

c/o LifeSci Capital LLC
250 W. 55th Street, 34th Floor
New York, New York 10019

RE:            Ventyx Biosciences, Inc. (the “Company”)

Ladies & Gentlemen:

The undersigned is an owner of shares of common stock, par value $0.0001 per share, of the Company (“Shares”) or of securities convertible into or exchangeable or exercisable for Shares.  The Company proposes to conduct a private placement of Shares (the “Private Placement”) for which Jefferies LLC (“Jefferies”), Piper Sandler & Co. (“Piper”) and LifeSci Capital LLC (“LifeSci”) will act as the placement agents (collectively, the “Placement Agents”).  The undersigned recognizes that the Private Placement will benefit each of the Company and the undersigned.  The undersigned acknowledges that the Placement Agents are relying on the representations and agreements of the undersigned contained in this letter agreement in conducting the Private Placement and other arrangements with the Company with respect to the Private Placement.

Annex A sets forth definitions for capitalized terms used in this letter agreement that are not defined in the body of this letter agreement.  Those definitions are a part of this letter agreement.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the Lock-up Period, the undersigned will not (and, if the undersigned is a natural person, will cause any Family Member not to), without the prior written consent of Jefferies, which may withhold its consent in its sole discretion:

•
Sell or Offer to Sell any Shares or Related Securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned or such Family Member,

•	enter into any Swap,

•
make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

•	publicly announce any intention to do any of the foregoing.

The foregoing will not apply to the offer and sale of the Shares, and the sale of the Shares pursuant to the Private Placement.  In addition, the foregoing restrictions will not apply to the transfer of Shares or Related Securities:

i.	as a bona fide gift or gifts,

ii.	by will or intestacy,

iii.	to any trust or other entities formed for the direct or indirect benefit of the undersigned or a Family Member of the undersigned,

iv.	to any Family Member,

v.	if the undersigned is a trust, to a trustor, trustee or beneficiary of the trust or to the estate of a beneficiary of such trust,

vi.
to a corporation, partnership, limited liability company or other entity of which the undersigned or any Family Member is the legal and beneficial owner of all of the outstanding equity securities or similar interests,

vii.
if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the undersigned (including, for the avoidance of doubt, any wholly-owned direct or indirect subsidiary of the undersigned or to the immediate or indirect parent entity of the undersigned), or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer or other disposition by the undersigned to its stockholders, partners, members or other equity holders,

viii.	that the undersigned may purchase in open market transactions after the completion of the Private Placement;

ix.
by operation of law pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of a marriage or civil union, provided that such Shares or Related Securities shall remain subject to the terms of this letter agreement,

x.
in connection with the exercise or settlement on a cash basis of options or restricted stock units granted under a stock incentive plan or other equity award plan, which plan is described in the Company’s filings with the SEC, provided that any Shares or Related Securities received as a result of such exercise, vesting or settlement shall remain subject to the terms of this letter agreement,

xi.
to the Company (A) in connection with the “net” or “cashless” exercise of options or other rights to purchase Shares or Related Securities from the Company (including any transfer to the Company for the payment of tax withholdings or remittance payments due as a result of such exercise), which options or rights are described in the Company’s filings with the SEC, and (B) in connection with the vesting or settlement of restricted stock units, for the payment of tax withholdings or remittance payments due as a result of the vesting or settlement of such restricted stock units, in all such cases, pursuant to equity awards granted under a stock incentive plan or other equity award plan, which plan is described in the Company’s filings with the SEC, provided that any Shares or Related Securities received as a result of such exercise, vesting or settlement shall remain subject to the terms of this letter agreement,

xii.
in connection with sales of the undersigned’s Shares or Related Securities made pursuant to a 10b5-1 trading plan (“10b5-1 Trading Plan”) that is designed to comply with Rule 10b5-1 under the Exchange Act (as such rule was in effect at the time any such 10b5-1 Trading Plan was adopted) that has been entered into by the undersigned prior to the date of this letter agreement and provided to the Placement Agents and their counsel, provided that (i) such 10b5-1 Trading Plan is not modified during the Lock-up Period, (ii) the entry into such 10b5-1 Trading Plan has previously been publicly disclosed under the Exchange Act, and (iii) to the extent a public announcement or filing under the Exchange Act, if any, is required of the undersigned or the Company regarding any such sales, such announcement or filing shall include a statement to the effect that any sales were effected pursuant to such 10b5-1 Trading Plan and no other public announcement shall be required or shall be made voluntarily in connection with such sales; and

xiii.
pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors of the Company and made to all holders of the Company’s capital stock involving a Change of Control of the Company, provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the undersigned’s Shares and Related Securities shall remain subject to the provisions of this letter agreement.

provided, however, that in any such case, it shall be a condition to such transfer that:

•	in the case of any transfer pursuant to clauses (i) through (vii) and (ix) above, each transferee executes and delivers to the Placement Agents a lock-up letter in the form of this letter agreement,

•
in the case of any transfer pursuant to clauses (i) through (viii) above, no public disclosure or filing shall be required, or made voluntarily, during the Lock-up Period reporting a reduction in beneficial ownership of Shares in connection with such transfer, in the case of any transfer pursuant to clauses (ix), (x) and (xi) above, no public disclosure or filing reporting a change in beneficial ownership of Shares or Related Securities shall be made voluntarily during the Lock-up Period, and if the undersigned is required to file a report under Section 16 of the Exchange Act reporting a change in beneficial ownership of Shares or Related Securities during the Lock-up Period, the undersigned shall include a statement in such report to the effect that such transfer relates to the circumstances described in clause (ix), (x) or (xi), as applicable, and

•	in the case of any transfer pursuant to clauses (i) through (vii) above, such transfer shall not involve a disposition for value.

Notwithstanding the restrictions imposed by this letter agreement, during the Lock-up Period the undersigned and its affiliates that are subject to similar letter agreements may transfer up to an aggregate of 1% of the Shares outstanding at the time of such transfer as part of a distribution, transfer or other disposition by the undersigned to its stockholders, partners, members or other equity holders, provided no public disclosure or filing pursuant to Section 13 of the Exchange Act reporting a reduction in beneficial ownership of Shares or Related Securities in connection with such transfer shall be required, or made voluntarily, during the Lock-up Period, and any report under Section 16 of the Exchange Act reporting a change in beneficial ownership of Shares or Related Securities during the Lock-up Period shall include a statement in such report to the effect that such transfer relates to the circumstances described in this paragraph.

Furthermore, notwithstanding the restrictions imposed by this letter agreement, the undersigned may establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Shares or Related Securities, provided that such plan does not provide for any transfers of Shares or Related Securities during the Lock-up Period and the entry into such plan is not publicly disclosed, including in any filing under the Exchange Act, during the Lock-up Period.

Moreover, notwithstanding the restrictions imposed by this letter agreement, the undersigned may demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares or Related Securities held by the undersigned, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration; provided, that (i) the Resale Registration Statement (as defined below) shall have first been filed and declared effective by the SEC and (ii) no Shares or Related Securities shall be sold under any such registration during the Lock-up Period.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Shares or Related Securities held by the undersigned and, if the undersigned is a natural person, the undersigned’s Family Members, if any, except in compliance with the foregoing restrictions.

With respect to the registration statement that is contemplated to be filed with the SEC by the Company to register the resale of the Shares to be sold in the Private Placement (the “Resale Registration Statement”) only, the undersigned waives any registration rights relating to registration under the Securities Act of the offer and sale of any Shares and/or any Related Securities owned either of record or beneficially by the undersigned, including any rights to receive notice of the Private Placement or the Resale Registration Statement.

The undersigned confirms that the undersigned has not, and has no knowledge that any Family Member has, directly or indirectly, taken any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Shares.  The undersigned will not, and will cause any Family Member not to take, directly or indirectly, any such action.

In the event that, during the Lock-up Period, Jefferies release or waive any prohibition set forth in this letter agreement on the transfer of Shares or Related Securities, or any securities convertible into or exercisable for Shares, held by any director, officer or Significant Holder (as defined below), the same percentage of the total number of outstanding Shares or Related Securities held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding Shares or Related

Securities held by such director, officer or such Significant Holder on the date of such release or waiver that are the subject of such waiver shall be immediately and fully released on the same terms from the applicable prohibition(s) set forth herein.  For the purposes of the foregoing, a “Significant Holder” shall mean any person or entity that (together with any investment funds affiliated with such person or entity) beneficially owns 1% or more of the total outstanding Shares as of the date of the Stock Purchase Agreement.  Notwithstanding the foregoing, the provisions of this paragraph shall not apply (1) if the release or waiver is effected solely to permit a transfer not involving a disposition for value and the transferee agrees in writing to be bound by the same terms described in this letter agreement to the extent and for the duration that such terms remain in effect at the time of transfer, (2) in the case of any secondary underwritten public offering of Shares or Related Securities (including a secondary underwritten public offering with a primary component) (an “Underwritten Sale”), provided that the undersigned, to the extent the undersigned has a contractual right to demand or require the registration of the undersigned’s Shares or otherwise “piggyback” on a registration statement filed by the Company for the offer and sale of its Shares, is offered the opportunity to participate on a basis consistent with such contractual rights in such Underwritten Sale, (3) if the releases or waivers granted for all such waivers or releases by Jefferies in an amount of Shares or Related Securities, individually or in the aggregate, are less than or equal to $2,500,000, or (4) if the release or waiver is granted to a natural person due to circumstances of an emergency or hardship as determined by Jefferies in its sole judgment.  Jefferies shall use commercially reasonable efforts to promptly notify the Company of each such release (provided that the failure to provide such notice shall not give rise to any claim or liability against the Placement Agents) and the Company shall use commercially reasonable efforts to promptly notify the undersigned of each such release.  The undersigned further acknowledges that the Placement Agents are under no obligation to inquire into whether, or to ensure that, the Company notifies the undersigned of the delivery by the Placement Agents of any such notice, which is a matter between the undersigned and the Company.

The undersigned acknowledges and agrees that the Placement Agents have not provided any recommendation or investment advice nor have the Placement Agents solicited any action from the undersigned with respect to the Private Placement and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate.  The undersigned further acknowledges and agrees that, although the Placement Agents may be required or choose to provide certain Regulation Best Interest and Form CRS disclosures to the undersigned in connection with the Private Placement and the Placement Agents are not making a recommendation to the undersigned to enter into this letter agreement and nothing set forth in such disclosures is intended to suggest that the Placement Agents are making such a recommendation.

Whether or not the Private Placement occurs as currently contemplated or at all depends on market conditions and other factors.  The Private Placement will only be made pursuant to the Stock Purchase Agreement.  Notwithstanding anything to the contrary contained herein, this letter agreement will automatically terminate and the undersigned shall be released from all obligations under this letter agreement upon the earliest to occur, if any, of (i) the Company advising the Placement Agents in writing prior to the Private Placement that it has determined not to proceed with the Private Placement or (ii) March 31, 2024, in the event the Private Placement has not been conducted by such date.

The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement.  This letter agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.  This letter agreement may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

[Signature page follows]

Very truly yours,

By:________________________________________
Name of Security Holder (Print exact name)

By:________________________________________
Signature

If not signing in an individual capacity:

________________________________________
Name of Authorized Signatory (Print)

________________________________________
Title of Authorized Signatory (Print)

(indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)

[Signature Page to Lock-up Agreement]

Certain Defined Terms
Used in Lock-up Agreement

For purposes of the letter agreement to which this Annex A is attached and of which it is made a part:

•	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.

•
“Change of Control” means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction following the completion of the Private Placement and approved by the Board of Directors of the Company, the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than the Company or its subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the total voting power of the voting stock of the Company.

•	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

•
“Family Member” shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned’s spouse, in each case living in the undersigned’s household or whose principal residence is the undersigned’s household (regardless of whether such spouse or family member may at the time be living elsewhere due to educational activities, health care treatment, military service, temporary internship or employment or otherwise).  “Immediate family member” as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act.

•
“Lock-up Period” shall mean the period beginning on the date hereof and continuing through the close of trading on the date that is two (2) trading days immediately following the Company’s public release of earnings for its first quarter ending March 31, 2024.

•	“Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.

•
“Related Securities” shall mean any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares.

•	“Securities Act” shall mean the Securities Act of 1933, as amended.

•	“Stock Purchase Agreement” shall mean the definitive stock purchase agreement entered into in connection with the Private Placement.

•	“Sell or Offer to Sell” shall mean to:

–	sell, offer to sell, contract to sell or lend,

–	effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position

–	pledge, hypothecate or grant any security interest in, or

–	in any other way transfer or dispose of,

in each case whether effected directly or indirectly.

•
“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.

Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this lock-up agreement.